SECURITIES AND EXCHANGE COMMISSION

                   Washington, DC 20549

                         FORM 6-K

            REPORT OF FOREIGN PRIVATE ISSUER
          PURSUANT TO RULE 13a-16 OR 15d-16 OF
           THE SECURITIES EXCHANGE ACT OF 1934

                For the month of JULY, 2003
              -------------------------------

          P.T.Indonesian Satellite Corporation
    (Translation of Registrant's Name into English)

                     Indosat Building
               Jalan Medan Merdeka Barat, 21
                 Jakarta 10110 - Indonesia
         (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.)

            Form 20-F   X        Form 40-F ____
                      -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.)

            Yes  _____     No     X
                                -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)

              <Logo Indosat apperas here>



           IDD 008 SAVES UP TO MORE THAN 40%

Jakarta, 23 July 2003

IDD 008 now offers a better quality service and saves up to more than 40 %, starting from 1 July 2003. This program is also launched to celebrate the 58th
Anniversary of Indonesia Independence Day.

The IDD 008 Save program is valid all over the nation and for the call originating from the fixed phone to all destinations around the world. This program is applicable during the premium time band as well as during the existing reduction time band. For example, for IDD 008 call to Singapore during reduction time band (11.00 p.m. - 07.00 a.m.) the tariff become
Rp 3,178/minute compared to Normal tariff of Rp 5,650/minute. We offer this service to fulfil the need of the customers, especially for users who have price concerns.

IDD 008 offers the best quality for international call because this service utilizes one of the Indosat group network, Satelindo. The fibre optic digital network connects Indonesia with more than 250 countries and supported by after sales service to provide information or other specific needs, such as detailed billing information, tariff information, country code and other related information, free of charge.

For detailed information on this services, customers can contact customer care 0 - 800 - INFOSAT /
0-800-1636728 or 102  for 24 hours a day.

INDOSAT is a leading telecommunication and information provider in Indonesia providing: Cellular, Fixed
Telecommunication, MIDI and Broadband Services.
Cellular is main business of Indosat which recorded around 3,9 million cellular subscribers by end of first quarter 2003. INDOSAT's shares are listed in the Jakarta and Surabaya Stock Exchanges (JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE: IIT).


For Further Information Please Contact :

Corporate Communications Division
Telp : 62-21-3869614
Fax : 62-21-3804045
E-mail: investor@indosat.com
Website: www.indosat.com

Public Relations Department
Telp : 62-21-3869625
Fax  : 62-21-3812617
E-mail : publicrelations@indosat.com
Website : www.indosat.com

-------------------------------------------------------
Countries       |  Premium  | Standard   |  Reduction |
-------------------------------------------------------
Japan, 		|	    |		 |	      |
South Korea,New |  09.00 -  |  06.00 -	 |  22.00 -   |
Zealand, 	|  12.00    |  09.00     |  06.00     |
Australia, 	|           |            |            |
Vanuatu, 	|	    |            |            |
Tuvalu,Tonga, 	|           |  12.00 -   |            |
Tokelu, Solomon	|	    |  22.00     |            |
Island, Norfolk,|           |            |            |
New Caledonia, 	|           |            |            |
Nauru, Majuro, 	|           |            |            |
Kiribati, 	|           |            |            |
Micronisia, 	|           |            |            |
Fiji, Antartic 	|           |            |            |
Base, Saipan, 	|           |            |            |
Palau, Guam, 	|           |            |            |
Caicos island, 	|           |	         |            |
PNG, Cocos 	|           |            |            |
Island, 	|           |            |            |
Christmast 	|           |            |            |
Island 		|           |            |            |
		|           |            |            |
------------------------------------------------------|
      Before    |   120%    |   100%     |     75%    |
------------------------------------------------------|
After discount  |    90%    |    75%     |  56,25%    |
------------------------------------------------------|
Laos, Macao,    |           |            |            |
Mongolia,       |  09.00 -  |  07.00 -   |  23.00 -   |
Vietnam,        |  12.00    |  09.00     |  07.00     |
Anguila,        |           |            |            |
Antigua,        |           |  12.00 -   |            |
Argentina,Aruba,|           |  23.00     |            |
Bahama,         |           |            |            |
Barbados,       |           |            |            |
Belize, Brazil, |           |            |            |
Cayman Island,  |           |            |            |
Chile, Columbia,|           |            |            |
Costarica,      |           |            |            |
Dominica, El    |           |            |            |
Savador,        |           |            |            |
Equador,        |           |            |            |
Falkland,       |           |            |            |
Greenland,      |           |            |            |
Grenada,        |           |            |            |
Guadeloupe,     |           |            |            |
Guatemala,      |           |            |            |
Guinea, Haiti,  |           |            |            |
Honduras,       |           |            |            |
Jamaica,        |           |            |            |
Malaysia,       |           |            |            |
Martinique,     |           |            |            |
Mexico,         |           |            |            |
Montserrat,     |           |            |            |
Nicaragua,      |           |            |            |
Panama,         |           |            |            |
Paraguay,       |           |            |            |
Peru,           |           |            |            |
Puerto          |           |            |            |
Rico, etc       |           |            |            |
------------------------------------------------------|
      Before    |   120%    |   100%     |     75%    |
------------------------------------------------------|
After discount  |    90%    |    75%     |  56,25%    |
------------------------------------------------------|
Bangladesh,     |           |            |            |
Bhutan, Brunei  |  11.00 -  |  08.00 -   |  00.00 -   |
Darussalam,     |  14.00    |  11.00     |  08.00     |
Burma, Cambodia,|           |            |            |
Iran, Iraq,     |           |  14.00 -   |            |
Qatar,          |           |  00.00     |            |
Kazakhstan,     |           |            |            |
North Korea,    |           |            |            |
Kuwait, Uganda, |           |            |            |
Turkmenistan,   |           |            |            |
etc.            |           |            |            |
------------------------------------------------------|
      Before    |   120%    |   100%     |     75%    |
------------------------------------------------------|
After discount  |    90%    |    75%     |  56,25%    |
------------------------------------------------------|
UK, Italia,     |           |            |            |
Austria,Germany,|  14.00 -  |  11.00 -   |  03.00 -   |
Spain, Sweden,  |  17.00    |  14.00     |  11.00     |
(mostly Europe),|           |            |            |
South Africa,   |           |  17.00 -   |            |
Zambia, Togo,   |           |  03.00     |            |
Lebanon, Jordan,|           |            |            |
Yemen, Zaire,   |           |            |            |
etc.            |           |            |            |
------------------------------------------------------|
      Before    |   120%    |   100%     |     75%    |
------------------------------------------------------|
After discount  |    90%    |    75%     |  56,25%    |
-------------------------------------------------------

 SIGNATURES

Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


             P.T.Indonesian Satellite Corporation Tbk


Date: July 29, 2003 By: /s/ Widya Purnama
                   -------------------------------
                   Name: Widya Purnama
                   Title: President